Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on Resolutions Passed at the Tenth Meeting of the Seventh Session of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

30 March 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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Stock short name: China South Air Stock Code: 600029 Notice No.: Lin 2016-013

ANNOUNCEMENT on resolutions passed at

the TENth MEETING of the Seventh SESSION OF

THE board OF DIRECTORS OF

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The convening of the Board meeting

On 30 March 2016, China Southern Airlines Company Limited (the "Company") held the tenth meeting of the seventh session of the Board at the No.1 Conference Room, 4th Floor, Pearl Hotel CSN, Baiyun International Airport, Guangzhou. The number of Directors supposed to be present was 10, of which 9 attended in person. Independent Director Mr. Liu Chang Le, who did not attend the meeting because of business reasons, authorized Independent Director Mr. Ning Xiang Dong to attend the meeting and vote on his behalf. Mr. Tan Wan Geng, the Vice Chairman of the Board chaired the meeting. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China (the "Company Law") and the Articles of Association of the Company.

The consideration and approval on the Board meeting

The following resolutions were considered by the Directors who attended the meeting and passed unanimously at the meeting:

I. considered and approved the full text and summary of the 2015 annual report and results announcement for the year 2015 (including financial statements prepared under the PRC accounting standards and the International Financial Reporting Standards (the "IFRSs") as well as the Report of the Directors);

II. considered and approved the profit distribution proposal of the year 2015;

Under the PRC accounting standards, as at 31 December 2015, the Company realised the net profit of RMB2,463 million (excluding the undistributed revenue of the subsidiaries). According to the Company Law, after withdrawing 10% of the net profits of the Company as the statutory surplus reserve amounting to RMB246 million, the remaining distributable profits of the Company amounted to RMB2,217 million. Under the IFRSs, the Company realised the net profit of RMB2,019 million (excluding the undistributed revenue of the investment entities), and after withdrawing the statutory surplus reserve amounting to RMB246 million, the distributable profits of the Company amounted to RMB1,773 million.

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The Board hereby proposed to declare a cash dividend of RMB785 million, or RMB0.8 per 10 shares (inclusive of applicable tax) based on the total share capital of 9,817,567,000 shares of the Company. The cash dividend is denominated and declared in RMB and payable in RMB to holders of A shares, and in HKD to holders of H shares. The profit distribution proposal is subject to approval by shareholders at the general meeting of the Company.

III. considered and approved the appointment of KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2016 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2016, and the authorisation to the Board to fix their remuneration according to actual work conditions.

IV. considered and approved "The Performance of Duties Report of Independent Directors of China Southern Airlines Company Limited for the Year 2015";

The full text of the "The Performance of Duties Report of Independent Directors of China Southern Airlines Company Limited for the Year 2015" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

V. considered and approved the resolution regarding the procurement of the liability insurance for the Directors, supervisors and senior management of the Company for the year 2016, and authorisation to the General Manager of the Finance Department of the Company to execute relevant legal documents;

VI. considered and approved the Company to register and issue the debt financing instruments; to the extent permitted by laws and regulations, the Board approved to authorise the Chairman of the Board and/or President and/or Chief Financial Officer of the Company to deal with the relevant matters regarding the issuance of corporate bond; it is authorised to the General Manager of the Finance Department of the Company to execute relevant legal documents under such financing matter;

VII. considered and approved the "2015 Internal Control Appraisal Report of China Southern Airlines Company Limited";

The full text of the "2015 Internal Control Appraisal Report of China Southern Airlines Company Limited" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

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VIII. considered and approved the "2015 Corporate Social Responsibility Report of China Southern Airlines Company Limited";

The full text of the "2015 Corporate Social Responsibility Report of China Southern Airlines Company Limited" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

IX. considered and approved the proposal to be submitted to the general meeting to authorise the Board to issue shares under the general mandate;

As a special reminder, according to relevant laws and regulation of mainland China, given the foresaid authorisation, the Company is still subject to approval at the general meeting for issuing new A shares.

X. considered and approved the proposal to be submitted to the general meeting to authorise the Board to issue the debt financing instruments under the general mandate;

XI. approved the convening of the Annual General Meeting for the year 2015 (the "2015 AGM") to consider and approve, inter alia, the aforesaid resolutions I, II, III, IX, X and the Report of Supervisory Committee for the year 2015. The Company Secretary Office is hereby designated to attend to the relevant matters regarding the 2015 AGM. Further details of the arrangement of the meeting with timing, venue, agenda and proposals will be announced separately in relation to the convene of 2015 AGM.

The Board of

China Southern Airlines Company Limited

30 March 2016

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